August 24, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Jennifer Lopez

RE:	Super League Gaming, Inc.
Registration Statement on Form S-1
(File No. 333-248248)

Acceleration Request
Requested Date:	August 26, 2020
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Super League Gaming, Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-248248) (the “Registration Statement”). We respectfully request that the Registration Statement be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Disclosure Law Group, a Professional Corporation, by calling Ms. Jessica Sudweeks at (619) 272-7063.

Very truly yours, SUPER LEAGUE GAMING, INC. /s/ Ann Hand Ann Hand Chief Executive Officer, President and Chair

cc:         Clayton Haynes, Super League Gaming, Inc.

Daniel W. Rumsey, Disclosure Law Group, a Professional Corporation
Jessica R. Sudweeks, Disclosure Law Group, a Professional Corporation

Stephen E. Older, McGuireWoods LLP
Rakesh Gopalan, McGuireWoods LLP